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                                  EXHIBIT 6.41

       COVENANT AGREEMENT, DATED JUNE 26, 1996, BY AND BETWEEN THE COMPANY
                       AND BERKSHIRE INTERNATIONAL FINANCE


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                                    AGREEMENT


    THIS AGREEMENT is made this 26th day of June, 1996 by and between KCD HOLDINGS INCORPORATED, a Nevada corporation (hereinafter referred to as "KCD"); and BERKSHIRE INTERNATIONAL FINANCE, INC., a Delaware corporation (hereinafter referred to as "Berkshire").

                               W I T N E S S E T H

    WHEREAS, KCD and Berkshire desire to enter into a Regulation S Distribution Agreement (the "Distribution Agreement") for the placement of KCD's common stock offshore in accordance with the terms and conditions of the Distribution Agreement; and

    WHEREAS, Berkshire has requested certain representations and warranties from KCD as an inducement to enter into the Distribution Agreement.

    NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

    1.01 Upon completion of the placement set forth in the Distribution Agreement, KCD shall issue to Berkshire 300,000 stock purchase warrants to purchase one (1) share of KCD common stock per warrant at the price per share set forth in the Distribution Agreement (the "Berkshire Warrants"). The Berkshire Warrants will have a five (5) year life, will have no call provision, will have continuous piggy-back registration rights and after twelve (12) months shall be entitled to one (1) demand registration.

    1.02 KCD agrees to enter into an investment relationship agreement (the "FRA Agreement") with Fifth Avenue Research & Advisory Group, Inc. ("FRA"), upon completion of the placement set forth in the Distribution Agreement, for a twelve (12) month period. The FRA Agreement shall provide for the payment by KCD of $3,000 per month, payable on the first day of each quarter thereunder, and the issuance of 150,000 stock purchase warrants to purchase one (1) share of KCD common stock per warrant (the "FRA Warrants") at the closing bid price on the day the Distribution Agreement is executed. The FRA Warrants shall have identical terms and conditions as the Berkshire Warrants, with the exception of the exercise price.

    1.03 KCD agrees to enter into an investment relationship agreement (the "WPH Agreement") with WPH Consultants ("WPH"), upon completion of the placement set forth in the Distribution Agreement, for a twelve (12) month period. The WPH Agreement shall provide for the payment by KCD of $1,000 per month, payable on the first day of each quarter thereunder, and the issuance of 50,000 stock purchase warrants to purchase one (1) share of KCD common stock per warrant (the "WPH" Warrants"). The WPH Warrants shall have identical terms and conditions as the FRA Warrants.



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II.      MISCELLANEOUS

    2.01 This Agreement is binding on all parties, as well as on their successors, assignees and representatives, and constitutes the entire Agreement between the parties. This Agreement may be modified or amended solely by a written Agreement executed by the parties hereto, and may be executed in counterparts.

    2.02 The parties shall resolve any dispute arising hereunder before an arbitrator selected pursuant to the rules of the American Arbitration Association and each party shall bear their own attorneys' fees and costs of such arbitration. Disputes under this Agreement as well as all of the terms and conditions of this Agreement shall be governed in accordance with and by the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement.

BERKSHIRE INTERNATIONAL FINANCE, INC.


By:          _________________________________
             John Figliolini, President

KCD HOLDINGS INCORPORATED


By:          _________________________________
             Wellington Ewen, President






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